SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE l3G

Under the Securities Exchange Act of 1934

OHIO VALLEY BANC CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

677719106

(CUSIP Number)

May 2, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule l3d-1(b)

[X] Rule l3d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE l3G

CUSIP No. 677719106

1.	Names of Reporting Persons Edward Allen Bell
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 360,096.04
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 58,860.04
	8.	Shared Dispositive Power 301,236

9.	Aggregate Amount Beneficially Owned By Each Reporting Person: 360,096.04
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented by Amount in Row (9): 7.54%
12.	Type of Reporting Person: IN

Item 1(a)	Name of Issuer:
Ohio Valley Banc Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 420 Third Avenue P.O. Box 240 Gallipolis, OH 45631
Item 2(a)	Name of Person(s) Filing: Edward Allen Bell
Item 2(b)	Address of Principal Business Office: 5521 Ohio River Road Point Pleasant, WV 25550
Item 2(c)	Citizenship: West Virginia
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 677719106
Item 3	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are)

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in Section 3(a)(l9) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]	An investment adviser in accordance with § 240.13d‑1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

-

(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4  Ownership

(a)	Amount Beneficially Owned:	360,096.04
(b)	Percent of Class:	7.54%
(c)	Number of Shares as to which Edward Allen Bell has:
	(i) Sole power to vote or direct the vote:	360,096.04
	(ii) Shared power to vote or direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	58,860.04
	(iv) Shared power to dispose or to direct the disposition of:	301,236

The amount of shares beneficially owned in Item 4 reflect beneficial ownership as of the date of filing. 301,236 of the shares beneficially owned are secured by a pledge to Ohio Valley Banc Corp.

Item 5	Ownership of Five Percent or Less of a Class Inapplicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Inapplicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group Inapplicable.
Item 9	Dissolution of Group Inapplicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2023

By:  /s/ Edward Allen Bell

Edward Allen Bell